GROUP 1 AUTOMOTIVE, INC.
800 Gessner, Suite 500
Houston, Texas 77024
(713) 647-5700

July 21, 2016
VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Group 1 Automotive, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2016
Filed May 3, 2016
Form 8-K Filed on April 27, 2016
File No. 1‑13461

Dear Ms. Thompson:

Group 1 Automotive, Inc. acknowledges receipt of the letter dated July 8, 2016 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within ten business days or by advising the Staff by that time when we will provide the requested responses. We respectively request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter on or before August 5, 2016.

Should the Staff have any questions or comments with respect to the foregoing, please contact the undersigned at (713) 647-5700 or by e-mail at Dburman@Group1Auto.com.

Sincerely,

Group 1 Automotive, Inc.

By: /s/ Darryl M. Burman
Name: Darryl M. Burman
Title: Vice President and General Counsel

Securities and Exchange Commission
July 21, 2016

CC:
Earl J. Hesterberg, President and Chief Executive Officer
John C. Rickel, Senior Vice President and Chief Financial Officer
J. Terry Strange, Chairman of the Audit Committee
Lance A. Parker, Vice President and Corporate Controller
Robert Babula, Securities and Exchange Commission
Gillian Hobson, Vinson & Elkins LLP

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